InterOil to Hold Technical Update Call on the Successful Drilling of Over 1,489 Feet of Reservoir at Triceratops-2

PORT MORESBY, Papua New Guinea and HOUSTON, March 30, 2012 /PRNewswire/ -- InterOil Corporation (NYSE:IOC) (POMSoX:IOC) ("InterOil" or the "Company") announced that it will hold a technical update conference call on the Triceratops-2 well in Papua New Guinea, on Monday, April 2, 2012 at 9:00 a.m. Eastern (8:00 a.m. Central).

To date InterOil has successfully drilled 1,489 feet of the target carbonate reservoir. Over the entire carbonate reservoir interval the Company has observed back ground gas (C1 methane to C5+ pentane and heavier hydrocarbons), along with condensate shows and dolomite, an indicator of reefal development. The call will provide a technical update on drilling activities, and clarify the successful results observed from the reservoir section to date, and forward activities.

A technical summary will outline progress on the primary objectives of the Triceratops-2 well, which are to: 1) confirm the presence of gas and condensate; and 2) test for the presence of shallow marine and reefal carbonate reservoir.

The conference call can be heard through a live audio web cast on the company's website at www.interoil.com or accessed by dialing (612) 288-0337. A replay of the broadcast will be available soon afterwards on the website.

About InterOil

InterOil Corporation is developing a vertically integrated energy business whose primary focus is Papua New Guinea and the surrounding region. InterOil's assets consist of petroleum licenses covering about 3.9 million acres, an oil refinery, and retail and commercial distribution facilities, all located in Papua New Guinea. In addition, InterOil is a shareholder in a joint venture established to construct liquefaction facilities in Papua New Guinea.

InterOil's common shares trade on the NYSE in US dollars.

Investor Contacts for InterOil
Wayne Andrews	Meg LaSalle
V. P. Capital Markets	Investor Relations Coordinator
Wayne.Andrews@InterOil.com	Meg.LaSalle@InterOil.com
The Woodlands, TX USA	The Woodlands, TX USA
Phone: +1 281-292-1800	Phone: +1 281-292-1800

Forward Looking Statements

This press release includes "forward-looking statements" as defined in United States federal and Canadian securities laws. All statements, other than statements of historical facts, included in this press release that address activities, events or developments that InterOil expects, believes or anticipates will or may occur in the future are forward-looking statements, including in particular, business plans, goals and strategies, exploration activity, proposed drilling and testing activity associated with the Triceratops 2 well, the potential existence of gas or other hydrocarbons, the characteristics of the area drilled by the Triceratops 2 well (including the potential existence and nature of a hydrocarbon reservoir). These statements are based on certain assumptions made by the Company based on its experience and perception of current conditions, expected future developments and other factors it believes are appropriate in the circumstances, including exploration data previously obtained in relation to the Triceratops field, the characteristics of the Elk and Antelope fields, resource estimates provided by GLJ Petroleum Consultants Ltd., business prospects, strategies, regulatory developments, future commodity prices, future production levels, the ability to obtain equipment in a timely manner to carry out exploration activities, and the ability to market products successfully. No assurances can be given however, that these events will occur. Actual results will differ, and the difference may be material and adverse to the Company and its shareholders. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the Company, which may cause our actual results to differ materially from those implied or expressed by the forward-looking statements. Some of these factors include the risk factors discussed in the Company's filings with the Securities and Exchange Commission and on SEDAR, including but not limited to those in the Company's Annual Report for the year ended December 31, 2011 on Form 40-F and its Annual Information Form for the year ended December 31, 2011. In particular, there is no established market for natural gas or gas condensate in Papua New Guinea and no guarantee that gas or gas condensate from the Elk and Antelope fields will ultimately be able to be extracted and sold commercially.

Investors are urged to consider closely the disclosure in the Company's Form 40-F, available from us at www.interoil.com or from the SEC at www.sec.gov and its Annual Information Form available on SEDAR at www.sedar.com.